UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Avalo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05338F108

(CUSIP Number)

February 7, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05338F108	Page 2 of 18

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 3 of 18

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 4 of 18

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 5 of 18

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 6 of 18

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 7 of 18

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 8 of 18

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,285[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,285[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,285[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.

3	This percentage is calculated based upon (i) 13,184,104 shares of common stock outstanding after completion of the Issuer’s offering as reported in the Issuer’s prospectus dated February 3, 2023 and (ii) 352,285 shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 05338F108	Page 9 of 18

Introductory Note: This Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP III LP, VHCP Co-Investment III, VHCP EG and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of Avalo Therapeutics, Inc.

Item 1.

(a)	Name of Issuer

Avalo Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

540 Gaither Road, Suite 400

Rockville, Maryland 20850

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

05338F108

CUSIP No. 05338F108	Page 10 of 18

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of February 17, 2023:

Venrock Healthcare Capital Partners III, L.P.	1,352,285	(1)
VHCP Co-Investment Holdings III, LLC	1,352,285	(1)
Venrock Healthcare Capital Partners EG, L.P.	1,352,285	(1)
VHCP Management III, LLC	1,352,285	(1)
VHCP Management EG, LLC	1,352,285	(1)
Nimish Shah	1,352,285	(1)
Bong Koh	1,352,285	(1)

(b)	Percent of Class as of February 17, 2023:

Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of February 17, 2023:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	1,352,285	(1)
VHCP Co-Investment Holdings III, LLC	1,352,285	(1)
Venrock Healthcare Capital Partners EG, L.P.	1,352,285	(1)
VHCP Management III, LLC	1,352,285	(1)
VHCP Management EG, LLC	1,352,285	(1)
Nimish Shah	1,352,285	(1)
Bong Koh	1,352,285	(1)

CUSIP No. 05338F108	Page 11 of 18

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	1,352,285	(1)
VHCP Co-Investment Holdings III, LLC	1,352,285	(1)
Venrock Healthcare Capital Partners EG, L.P.	1,352,285	(1)
VHCP Management III, LLC	1,352,285	(1)
VHCP Management EG, LLC	1,352,285	(1)
Nimish Shah	1,352,285	(1)
Bong Koh	1,352,285	(1)

(1)	Consists of (i) 262,900 shares and 92,616 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners III, L.P., (ii) 26,300 shares and 9,265 shares issuable upon immediately exercisable warrants held by VHCP Co-Investment Holdings III, LLC and (iii) 710,800 shares and 250,404 shares issuable upon immediately exercisable warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of warrants held by the Reporting Persons as a result of the blocker provision described in the following sentence. The warrants held by the Reporting Persons provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

CUSIP No. 05338F108	Page 12 of 18

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 05338F108	Page 13 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management III, LLC
Its:	General Partner

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

VHCP Management III, LLC

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

VHCP Management EG, LLC

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

Nimish Shah

/s/ Sherman Souther
Sherman Souther, Attorney-in-fact

Bong Koh

/s/ Sherman Souther
Sherman Souther, Attorney-in-fact

CUSIP No. 05338F108	Page 14 of 18

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah

C:	Power of Attorney for Bong Koh

CUSIP No. 05338F108	Page 15 of 18

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Avalo Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 17th day of February, 2023.

Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management III, LLC
Its:	General Partner

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

VHCP Management III, LLC

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

VHCP Management EG, LLC

By:	/s/ Sherman Souther
Name: Sherman Souther
Its: Authorized Signatory

CUSIP No. 05338F108	Page 16 of 18

Nimish Shah

/s/ Sherman Souther
Sherman Souther, Attorney-in-fact

Bong Koh

/s/ Sherman Souther
Sherman Souther, Attorney-in-fact

CUSIP No. 05338F108	Page 17 of 18

EXHIBIT B

POWER OF ATTORNEY FOR NIMISH SHAH

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Sherman G. Souther and Lisa D. Harris signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 17th day of February, 2023.

/s/ Nimish Shah

CUSIP No. 05338F108	Page 18 of 18

EXHIBIT C

POWER OF ATTORNEY FOR BONG KOH

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Sherman G. Souther and Lisa D. Harris signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 17th day of February, 2023.

/s/ Bong Koh